



Hollysys Automation Technologies

(NASDAQ: HOLI)

August 2010





Safe Harbor

This presentation may contain forward-looking statements within the meaning of the private securities litigation reform act of 1995. Forward looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of Hollysys' management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: business conditions in China; continued compliance with government regulations; legislation or regulatory environments, requirements or changes adversely affecting the businesses in which Hollysys is engaged; cessation or changes in government incentive programs: potential trade barriers affecting international expansion; fluctuations in customer demand; management of transitions to new markets; intensity of competition from or introduction of new and superior products by other providers of automation and control system technology; timing, approval and market acceptance of new product introductions; as well as other relevant risks detailed in Hollysys' filings with the securities and exchange commission. The information set forth herein should be read in light of such risks. Hollysys does not assume any obligation to update the information contained in this presentation or filings.

*** All $ amounts in this presentation are in USD unless otherwise noted**

Corporation Overview

Market Data	NASDAQ: HOLI Approximately 55MM shares outstanding
History	Founded in 1993 The leading provider of automation & control technologies in China
Operation	Headquartered in Beijing; Nationwide presence in 21 cities 2 manufacturing facilities
Offerings	Proprietary technologies and products tailored to Industrial, Rail, Subway, and Nuclear industries
Headcounts	2400 employees nationwide 1500 engineers (700 R&D)
Financials	Fiscal 2011 Guidance: 35% of top line growth; 25% of bottom growth Revenue $ 233-237 MM; Net income $38-39 MM

Investment Highlights

- Fast Growing China Infrastructure Market
- Market Leadership Position
- Strong Technology Platform
- Experienced & Accomplished Management
- Solid Financial Performance
- Well-defined Growth Strategy



China is Building a High-Speed Rail Network Larger Than the Current World High-speed Rail Capacity

High Speed Railway Network (KM)


25000
20000
15000
10000
5000
0
11,345 km
20,000 km
World (2009)
China (2020)

Source: *International Railway Journal*

China High Speed Railway Market Growth (2008 – 2020)

Source: Nomura Research


3000
2500
2000
1500
1000
500
0
CAGR (KM): 148.2%
2008
2009
2012
2015
2020
Track KM ('0)
MU Numbers

	2008	2009	2010	2012	2015	2020
KM	850	2500	7000	13000	16000	20000
MU		220		800		2800

Urbanization and Environmental-Friendly Transportation Drives Subway Expansion in China



Beijing
Tokyo
100%
75%
50%
25%
0%
Area (sq. km)
Population (million)
Subway Length (km)
Daily Ridership (million)
Subway track coverage

	Beijing	Tokyo
Area (sq. km)	**16,800**	**2,187**
Population (million)	17.4	12.8
Subway Length (km)	**200**	**329**
Daily Ridership (million)	3.76	8.6
Subway track coverage (%)	1%	15%

China Subway Market Growth (2008-2015)



4500
4000
3500
3000
2500
2000
1500
1000
500
0
776 km
4189 km
CAGR: 27.24%
2008
2015

Source: China's Ministry of Housing and Urban-Rural Development

Market Leadership Position - Nuclear Boom

China is Far Lagged Behind in Nuclear Energy Utilization And is Implementing An Ambitious Catch-Up Plan



Nuclear Electricity Generation (%)
80
70
60
50
40
30
20
10
0
76%
15%
1.3%
France
World
China

	Nuclear Electricity (GW)	Total Electricity (GW)	Nuclear Utilization (%)
World	372	2,480	15 %
France	64	84	76 %
China	9	430	1.3 %

(Source: World Nuclear Association)



China's Nuclear Market Boom
(2009-2020)
Reactor #
120
100
80
60
40
20
0
CAGR: 24.70%
11
15.7
25.6
31.7
38.7
45.7
52.7
64.7
76.7
83.7
100
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020

(Source: Bank of America Merrill Lynch)

Market Leadership Position
- Business Overview

China's Leading Developer and Provider of Automation and Control Technologies

Business Sectors	Major Products	Gross Margin	Revenue (FY10)
Industrial Automation	**DCS** (Distributed control system) **PLC** (Programmable logic controller)	30-35%	57%
High-Speed Railway	**TCC** (Train control center) **ATP** (Automatic Train Protection)	40%	18%
Subway Automation	**SCADA** (Surveillance Control and Data Acquisition) **Subway Signaling System**	15%-20%	19%
Nuclear Automation	**HOLLiAS NMS** - safety control for nuclear conventional island	60%	6%

Market Leadership Position - Industrial Automation

Increased Market Share and Potential Market Consolidator

- **Offerings:**
  - Proprietary technologies in hardware and software design, manufacture and installation for process automation and manufacturing automation
  - Proprietary Products: DCS; PLC



- **Selected Clients:**

State-Owned Enterprises	中国石油天然气集团公司; 中国石油化工集团公司; 中国大唐集团公司 China Datang Corporation; 神华国华电力 SHENHUA GUOHUA POWER; 中国华能集团公司 CHINA HUANENG GROUP; 中国华电集团公司 CHINA HUADIAN CORPORATION
Multinational Corporations	BASF The Chemical Company; POLYNT; BOSCH
Other Companies	武汉凯迪电力股份有限公司 WUHAN KAIDI ELECTRIC POWER CO.,LTD



- **Market Position:**
  - 1700 customers and finished 8000 projects
  - 10.6% of China Industrial automation market share
- **Main Competitors:**
  - Multinational companies: ABB, Siemens, Emerson
  - Local company: Supcon

Market Leadership Position
- Railway Automation

Privileged Position Ensures Leading Share in Railway Build-out

- **Offerings:**
  - Design & manufacture state-of-the-art railway signaling systems of on-board ATP and ground control TCC.
  - Provide a well integrated control for the train operation and provide full protection and safety for the high-speed railway traffic.
- **Client:**

China's Ministry of Railways (MOR)


中华人民共和国铁道部



- **Market Position:**
  - 1 of the only 2 qualified providers in 300-350km/h segment
  - 70% of 200-250km/h ATP Market
- **Main Competitors:**
  - China Railway Signal & Communication Corp. (CRSC).

Market Leadership Position
- Subway Automation

Market Dominance to be Continued in the Market Expansion

- **Offerings:**
  - Integrated supervision & control technology for the urban mass transit and subway.
  - Integrates and interconnects automation subsystems to the same software platform, providing unified monitoring and interactive control.
  - Proprietary technology and products in subway signaling field under development, pioneering all other domestic suppliers.
  - **Clients:**

Subway	**Beijing, Shanghai, Shenzhen, Guangzhou**
	北京地铁 / Shanghai Metro / 深圳地铁 SHENZHEN METRO / 广州地铁





- **Market Position:**
  - The leading SCADA system supplier for Subway Automation
- **Main Competitor:**
  - Nanjing Automation Research Institute (NARI)

Market Leadership Position - Nuclear Plant Automation

Well-Positioned to Participate in China's Nuclear Build-Out

- **Offerings:**
  - Proprietary nuclear power plant safety control products for conventional island automation.
  - Engineering design, procurement, integration, installation, support, and specialized services for the safe, reliable, and economical operation of the nuclear power plant



- **Clients (nuclear stations):**
  - Qin Shan I/II/III
  - Da Yawan
  - Ling Ao
  - Tian Wan
  - Hong Yanhe
  - Ning De
- **Market Position:**
  - The only proven domestic company to supply control systems to nuclear power automation market in China
  - 50/50 J/V with the China's largest nuclear station operator: China Guangdong Nuclear Power Holdings Corporation (CGNPC)
- **Main Competitors:**
  - SIEMENS/AREVA

Market Leadership Position - Competitive Advantages

Hollysys Has Unique Competitive Advantages Over Both Local and International Players

	Hollysys	Global Competitors	Local Competitors
Brand Name	√√	√√√	√
Reference Projects	√√	√√√	√
Functionality & Quality	√√√	√√√	√√
Price	√√√	√√	√√√
Customization	√√√	√	√√
Responsiveness	√√√	√	√√

Market Leadership Position

HollySys

Established Brand Name and Recognition

- 1700 customers, 8000 successfully implemented projects
- Industry leading automation and control brand name
- Serving a broad customer base for industrial, railway, subway, and nuclear

Partners with Industry Giants and Government Authorities

- JV with China Guangdong Nuclear Power Holding Corp
- Working closely with China's MOR
- Partnership with ShenHua Group

Market Leadership

Strong R & D Capabilities

- 2 R&D centers in Beijing & Hangzhou
- 74 software copyrights, 108 authorized patents
- 700 R&D engineers

Leading Position in Fast Growing Segments

- High speed rail automation
- Subway automation
- Nuclear power automation
- Industrial automation

Solid Technology Platform - Strong R&D Capabilities

HollySys

Focused on Further Strengthening Leading Position in Industrial, Rail, Subway, and Nuclear Sectors

R&D expenditure in 2010 remain > 7.5% of the revenue



700 R&D engineers team will continue to grow




Strong R&D

108 authorized patents
74 software copyrights



Solid Technology Platform - Proprietary Product Development

Continuous R&D Activities Propelling Hollysys as Industry Leader


Industrial Automation
1st Generation DCS
2nd Generation DCS
3rd Generation DCS
4th Generation DCS
5th Generation DCS
Rail Automation
Interlock System
ATP/TCC
RBC/Integrated Platform
Track Circuit
Subway Automation
Customized Platform
Integrated Platform
General Integrated Platform
Subway Signaling System
Nuclear Automation
SI with DCS
Nuclear Non-safety system
Nuclear safety system
1995
2000
2004
2008
2010

Solid Technology Platform
- State-Of-The-Art Production Line


NSM-450

Solid Technology Platform
- Facility





Beijing Facility
- Corporate Headquarter;
- High-speed Rail, Subway, Functional Departments and Core Production;
- 80,000 sm

Hangzhou Facility
- Industrial Automation Division and DCS Assembly Production;
- 25,000 sm

Experienced & Accomplished Management

Name	Title	Industry Experience	Background
Changli Wang	Chairman & CEO	22+ Years	• Pioneer in automation and control technologies in China • Ph.D. in Automation from Lancaster University in the UK
Peter Li	CFO	20+ Years	•CFO for Yucheng Technologies (NASDAQ: YTEC) • Internal Controller for Lenovo Group • C.G.A of Canada • Master degree from University of Toronto

Senior management holds approximately 40% of total outstanding shares

Management Interest Aligned with Shareholders; Commitment to Long Term Growth

Solid Financial Performance
- Revenue and Net Income Analysis

High-speed Rail and Subway Revenue Growing at 43% CAGR; Will Continue to Drive Overall Revenue and Net Income Growth



Revenue ($MM)
CAGR: 25.7%
200
150
100
50
0
121.5
157.5
174.1
FYE 2008
FYE 2009
FYE 2010



Net Income ($MM)
CAGR: 28%
35
30
25
20
15
10
5
0
18.7
25.7
30.7
FYE 2008
FYE 2009
FYE 2010

	FYE 2008 (June 30/2008)	FYE 2009 (June 30/2009)	FYE 2010 (June 30/2010)
Non-GAAP Revenue ($MM)	121.5	157.5	174.1
non-GAAP Net Income ($MM)	18.7	25.7	30.7

Solid Financial Performance - Backlog

Record High Backlog and Strong Sales Pipeline Implies A Stellar Year Ahead

Backlog Year-over-Year Analysis

	2010-6-30		2009-6-30		
	$	% to Total Backlog	$	% to Total Backlog	% Change
Industrial	86	34.00%	65.3	34.60%	31.50%
High-speed Rail	50.5	20.00%	58.1	30.70%	(13.00%)
Subway	106.2	42.00%	60.1	31.80%	76.80%
Nuclear	10.2	4.00%	5.5	2.90%	87.30%
Total	**252.9**	**100.00%**	**188.9**	**100.00%**	**33.80%**

Solid Financial Performance - Key Financial Indicators

HollySys

Continuous Improvement of Financial and Operational Management to Support Hollysys' Growth Strategies

(In $MM)	FYE 2010	FYE 2009	FYE 2008
Cash on Hand	119.5	128.9	63.5
Net Cash	84.2	80.6	46.7
Backlog	252.9	188.9	178.5
Operating Cash Flow	30.1	40.1	(3.9)
DSO	140 Days	147 Days	167 Days
Inventory Turnover	73 Days	79 Days	84 Days

Well-Defined Growth Strategy
- Industry and Market Expansion

Striving To Be a World Leading Automation System Provider by Expanding into New Growth Industries and International Markets

Industries Expansion

- Industrial automation
- High-speed Rail automation
- Subway automation
- Nuclear automation
- …

\+

Market Expansion

- Domestic market
- International markets

=

World Leading Automation Systems Provider

Investment Highlights

- Fast Growing Chinese Infrastructure Market
- Market Leadership Position
- Strong Technology Platform
- Experienced & Accomplished Management
- Solid Financial Performance
- Well-defined Growth Strategy

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
(NASDAQ: HOLI)

August 2010

Contact: investors@hollysys.com

Industrial Automation


Supervision
Eyes
Instrumentation
On-Site
Electronic Signal
Control
Brain
DCS
Control
Room
Electronic Signal
Execution
Hands
Actuator
On-Site

DCS Architecture



ENTERPRISE OPERATIONAL AND MANAGEMENT LAYER
SCM
CRM
ERP
REALTIME-RELATION DATABASE SERVER
WEB SERVER
Internet
MES
MANUFACTURING EXECUTION SYSTEM LAYER
RMS
QAS
MMS
EMS
BMS
PSS
MCAS
TCP/IP Ethernet
DCS
DISTRIBUTED CONTROL SYSTEM LAYER
Programming Station
Engineering Stations
HMI / Operator Stations
Server Stations
INDUSTRIAL ETHERNET WITH REDUNDANCY
MACS-SM Series with Controller Redundancy & I/O
MACS-SM Controller Panel
PROFIBUS-DP with REDUNDANCY
MACS-SM I/O Expansion Panel
MACS-SM I/O Terminal Blocks
PROFIBUS-DP WITH REDUNDANCY
Connects to other PROFIBUS-DP devices
PROFIBUS-DP
LK PLC
LM Micro PLC
HMI
Actuator
Inverter
Motor & Drives
Input / Output devices

HOLLiAS MACS-SM Distributed Control System Architecture

Railway Automation


Centralized Control
Automatic Train Control
Train
Control
Center
(TCC)
Locomotive
(MU)
On-board
Equipment
(ATP)
On-ground Simulation
Track Circuit
Balise

Subway Automation - SCADA Platform


深圳地铁一期工程EMCS+FAS+SCADA集成系统总体结构图
大 屏 幕
SCADA中央监控站
EMCS中央监控站
FAS中央监控站
大屏幕控制器
地铁主干网
100Mbps TCP/IP
供电复示系统
车辆段降压站
车辆段牵引变电站
车辆段集成系统
MCP
SCADA
EMCS
FAS
典型车站EMCS+FAS+SCADA集成系统

Nuclear Automation



Steam
Generator
Turbine
Nuclear
Reactor
Cooling Water
Primary Loop
(Nuclear Island)
Secondary Loop
(Conventional Island)
Transformer

High-speed Railway Build-Out Plan

HollySys



China Railway Build-Out Plan
Four Verticals
Four Horizontals
Intercity Passenger Rail